UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 9, 2020

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Group Governance
	BHP Group Limited	BHP Group Plc
	171 Collins Street	Nova South
	Melbourne Victoria 3000 Australia	160 Victoria Street
	GPO BOX 86	London SW1E 5LB UK
	Melbourne Victoria 3001 Australia	Tel +44 20 7802 4000
9 March 2020	Tel +61 1300 55 47 57 Fax +61 3 9609 3015	Fax + 44 20 7802 4111
	bhp.com	bhp.com

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

Notice of Dividend Currency Exchange Rates – 2020 Interim Dividend

Name of entities	BHP Group Limited	BHP Group Plc
	ABN 49 004 028 077	Registration Number 3196209

On 18 February 2020, the Board of BHP determined to pay an interim dividend of 65 US cents per share for the half year ended 31 December 2019. As noted in the dividend determination on 18 February 2020 the currency conversion for Australian cents, British pence and New Zealand cents will be based on the foreign currency exchange rates on the Dividend Reinvestment Plan Election date, 9 March 2020, and for South African cents one week before the Record Date on the JSE Limited, which was 28 February 20201.

The following table sets out the currency exchange rates applicable for the dividend:

Dividend 65 US cents per share	Exchange rate	Dividend per ordinary share in local currency
Australian cents	0.653900	99.403579
British pence	1.309700	49.629686
New Zealand cents	0.625802	103.866718
South African cents[1]	15.6171	1015.1115

The dividend will be paid on 24 March 2020.

Authorised for lodgement by: Geof Stapledon Company Secretary +44 20 7802 4000

[1]	On 28 February 2020 we announced to the London Stock Exchange and the JSE Limited the currency exchange rate applicable to the dividend payable in South African cents.

BHP Group Limited ABN 49 004 028 077	BHP Group Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street Melbourne Victoria 3000	Registered Office: Nova South 160 Victoria Street London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: March 9, 2020	By:	/s/ Geof Stapledon
	Name:	Geof Stapledon
	Title:	Company Secretary